Exhibit 99.8
Jan 18, 2006 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended December 31, 2005
TV Channel: NDTV
Interviewee:
▪	Suresh Senapaty – Executive Vice President, Finance & CFO

▪	Sudip Banerjee, President — Enterprise Solutions

▪	Girish Paranjpe, President – Financial Solutions

▪	Ramesh Emani, President – Product Engineering Solutions

▪	Suresh Vaswani, President — Wipro Infotech, Technology Infrastructure Services, Global Testing Services & Enterprise Application Services

▪	T K Kurien – President, Wipro BPO
NDTV
Good Morning, gentlemen. We have the stalwarts of Wipro here today including Suresh Senapaty, CFO, Sudip Banerjee, President of the Enterprise business, Girish Paranjpe, President of Banking and Financial Solutions and Ramesh Emani, President Product Engineering .
Mr Senapaty, you have turned in a good performance. Quickly take us through the performance.
Suresh Senapaty
One more good, strong quarter December 2005 for Wipro. we had double digit dollar and double digit rupee growth. In revenue terms, we had PBIT growth of 14%. We had our highest ever..... customer adds were 61. we had our highest ever people head count of 5189. and our stars continue to be financial services showing double digit growth. And our TMTS which is our technology media practice and our energy and utility practice as well as our technology services. And similarly, if you look at practices, our testing practices have grown 20% double digit. Our PIS practice infrastructure support services have grown 16% sequentially. As well as enterprise application services there was package implementation 10% sequential growth. Also if you look at geography, Europe has gone double digit as well as Japan again double digit. All in all, we have seen growth across vertical practices and head count as well as customer adds.
NDTV
On the margin front you have moved up about 50 basis points.. can you just pan it out for us?
We are quite happy to note that we have seen a margin expansion under Indian gap of about 40 bases points, and under U.S gap of about 70 bases points. Despite the fact that we had two adverse factors, which is 1)an MSI a compensation increase that we gave from 1st of November and also there was a dip in the utilization which is where the significant head count increased in quarter 3. The plus side was a) there is a change in the offshore mix and b)also that there has been some cost management areas and c)a little bit of optimization of the G and A expenses. Also, we had a saving on the visa expenses which are typically incurred in quarter 1 and quarter 2 and not in quarter 3 and quarter 4. So net net, we had a gain of 40 bases points. And on the extreme front, while we may have gained so far as dollar realization is concerned, there was an offset vis-à-vis the pound sterling realization so net net under NFE basis, we did not have any gain. There was a fair amount of neutrality so far as foreign exchange impact for quarterly figures are concerned.
And the other factor was, there was an expansion of margin by 350 bases points in our BPO practice which also has on a total basis, expanded our margin by about 30 bases points. So going forward, I think a)we will see the impact of the entire compensation increase that we gave from 1st of November instead of 2 months, this quarter will be 3 months. Plus from 1st of January onwards, we are giving some compensation increase for employees over seas. An impact of these 2 factors will be felt. Plus, I think there will be some amount of softness in the dollar realization rupee realization against foreign exchange. But net net we think that our opportunity for us to be able to enhance utilization and to be able to go more into offshore enhancement and little bit of recovery on the realization that we had in quarter 3.
NDTV
Suresh Vaswani, my question is for you as president of Wipro InfoTech. The focus has been on global IT revenues today, we have been seeing a significantly large and long term projects coming up both on the public side and the private side in India itself. Could you just walk us through the outlook for Wipro InfoTech, specifically for business originating out of India and what can be the size of the contracts that are originated locally?
Suresh Senapaty
Actually, in the next session we will have Suresh Vaswani, but since you raised the question let me talk about it in brief. We had a very good quarter in December for Wipro Infotech. The services business grew 27% yoy ,there was a margin expansion sequentially. So, overall we have seen very decent growth and today we have about 38% of our revenue coming in from services. 36 new projects have been won . And some of the projects that we have won have been talked about in our press release and Suresh Vaswani in our next session can elaborate more.
NDTV
Mr. Senapathy let me put one question to you and then we can go to the other guests. Given 61 client addition, is it possible for you to say how many clients have moved up into the block $50 million, block $10 million, block $20 million kind of a break up so we can get an indication of where the wrap-ups are happening.
Suresh Senapaty:
Yes. I think in that again it has been a very good quarter for us. Last quarter, we got about 3 customers under the more than $50 million run rate. We enhanced the number of million dollar customers from 201 to 210. And also, there has been an expansion or an increase in flow of accounts from 5 to 10, 10 to 15 and 15 to 20 and so on and so forth. So overall, again, the customer adds has been very good. The revenue per customer has gone up. We have seen a growth in the top 5 accounts by about 15% sequentially, top 10 accounts by about 11% sequentially. So net net even the growth rate that we have seen in the current customer base that we have, has been very good and also the customer adds. I think the initiative we have taken in the past few quarters with respect to customer account management is paying off well.
NDTV
Mr. Banerjee, specifically as far as the pricing is concerned are you getting more from the new clients or the existing clients
Sudip Banerjee:
Yes two factors there. One is the outlook as far as the next few quarters are concerned. I think that in a very general sense, we see customers willing to spend money and therefore we think that the outlook overall on the pricing situation as well as the volume situation will continue to be stable. Our new clients are coming in at an average price which is a little higher than our existing clients. Because with existing clients, we have contracts which run for several quarters at a stretch and therefore, it takes a longer time to wrap up as far as the pricing is concerned. Overall pricing as far as the new client situation is concerned, is a little better than the existing clients. The volume situation as I said we had a 9% sequential growth in the enterprise business last quarter, and we think that going forward, the volume situation would continue to look very stable. The other point is that, in the current quarter we added 24 new clients in enterprise solutions out of the 61 clients that have gotten added overall in Wipro. So those are new clients which have come in and we hope that as those clients ramp up, we will get the volume traction back in the quarters ahead.

The growth will come from 2 perspectives. One is from the domain expertise and it also comes from how you are able to expand and deepen some of the customer relationships. As we know the customers products very well, we will be able to do more work for them and that will also expand our business.
NDTV:
Suresh, you have been quite aggressive on acquisitions. What is the rational behind the two you have announced in this quarter?
Suresh Senapaty:
If you look at the rational of the deal that we’ve done in terms of Newlogic, we get an advantage of about 120 people that we get out of that who are primarily based in France, Germany and Austria. And if you look at the product engineering side of the business typically you have concentrated market opportunities in the United States, in Japan and in Europe particularly France and Germany, where our penetration is very low and this acquisition gives us a very good entry into geographies where our presence has just not been there. Plus, the IT strength that we are getting in addition to the IP’s that we have, the kind of IP’s that this company brings in we think we can leverage that into our customer base and vice versa .
NDTV:
Thank you gentlemen. we will be back with you in a few minutes. Please stay with us.
NDTV:
Suresh I was going through the figures.. give us a little bit details on client additions.
Suresh Senapaty:
Ok. We have done well in terms of client additions and even better in terms of making sure that the clients that we have continue to scale with us, and I would attribute this to the fact that we have clients who are in the mood to invest more for the future. Its also that we have done a decent job in terms of meeting the requirements, and making sure that we understand what we are really up to. And the third thing is, that there is a delivery excellence in terms of making sure that what they expect from us is delivered to them. So in all these three counts, we have done exceedingly well as a result of which, we have had the third sequential quarter where we have grown double digits, and our clients continue to be happy to do more work with us.
While we do a good job on the account management outsource multiple service range that we talk about whether it is BPO, or enterprise application testing, or DIS, or ADM ... But these are again where you are building into enhancing a share of wallet but increasing the service offerings to each customer that has potential. That is how our approach has been, and will continue to be so.
NDTV
Suresh let me just ask you this question. Mr. Suresh Senapathy. First of all, if you can give me an estimate that you are calculating for the next quarter..
Suresh Senapaty:
Right. Last quarter we did about $473 million, and this quarter we have guided about $510 million of which we expect about $10 million coming from acquisition. We had about $1.3 million coming from acquisition last year because the M power acquisition that we did it got consummated effective 1st of December 2005, and you will have the full impact of that in the current quarter which is 3 months versus 1 month last quarter. New logic which is effective from 1st of January  , though we are consolidating the account as of 28th December 2005. So, both of these, we expect to be about $10 million for the current quarter, and the balance coming in the form of organic growth. And so far as exchange is concerned, we think based on what we have seen in the current run rate, there will be a little softness in the exchange but we do not think it will be substantial . Therefore based on whatever down sides that we have looking for a)in terms of the competition increase and the full impact of the MSI, and the exchange software I think there are other lookouts for us to be able to make sure that we move in a very narrow range.
NDTV
Suresh just stay with us we’ll come back
Good morning and welcome. Joining us now is Suresh Senapaty who is continuing and Mr T K Kurien who heads the BPO business of Wipro and Suresh Vaswani President of Wipro Infotech.
NDTV
What has been the news on the BPO front? What is the growth in terms of basis points.. though suresh you answered some of it earlier.
T K Kurien
Let me give you a quick run down on the BPO operations in the last quarter. Basically what has happened is, in the last quarter we have expanded our margin by roughly about 350 bases points. And this is after taking into account that 200 bases points impact because of the wage increase that we had given effective 1st of October. So fundamentally what we have seen is, we have seen roughly about 550 points- bases points’ improvement, on a like to like basis from the previous quarter. On an operations perspective, we have added head count this quarter so we are roughly up by about 1200 people in terms of overall head count. And in terms of growth, we have shown sequential increase between last quarter and this quarter. So pretty much on the operational parameters we have seen the improvement underway. We still have, like any other operation that you might have we still have work to do. So, we’re pretty much on the operation side on the path today to growth in terms of both in terms of profitability, as well as getting customers in who are going to be growing with us. So that’s pretty much where we are today.
Suresh Senapaty
But also if you look at the offering of the integrated bases, the BPO and the IT pieces I think some ways that we got in the previous quarter has been in that particular space. Which means, high level of integration of the BPO pieced with the IT is now paying off and we think in the pipeline that we have, the funnel that we have, we have seen BPO and IT coming together in most of the things that is in the pipe line.
T K Kurien
So if I could just take off from where Suresh just mentioned I think last quarter we have had 6 wins out of which 2 of them are integrated BPO and IT deals. From Suresh’s point earlier, the fact that the integration was in the front-end a couple of quarters ago, we are seeing the effects of that right now.
NDTV
How has the attrition level been? Do you see an improvement there?
T K Kurien
Well last quarter, we have seen an improvement in our attrition rates, we are doing a lot of work right now in terms of getting an employer engagement. We have actually reduced our attrition between last quarter and this quarter roughly by about 400 bases points, 4 percentage points. So we think that attrition is clearly a problem that we have focus on. But we think we have at least a way forward and a couple of quarters down the line, we’ll clearly see the operational impact of the ashes that we have taken over the past couple of quarters.
Our focus is to be able to improve attrition rate by training, career movement ..Our focus is to have more and more expansions outside of Delhi and outside of Bombay where we see much lower attrition rates and so, there are multiple facets on which the Wipro BPO management is working on and we hope to show some good results the next few quarters.
NDTV
Suresh I had put this question before the break but you weren’t there so let me just put this through to you. We concentrate on global IT when ever we talk about Wipro, there seem to be some very large prized projects coming up in India whether from the government, or the IT department or otherwise in the private sector. Can you tell us if we can see a significant upside to Wipro InfoTech’s revenues originating out of markets like India itself?
Suresh Vaswani:
Wipro Infotech as you know is focused in the domestic market in India and today we cover domestic markets from complete IT solutions perspectives. So we do technology, we make our own PC’s, we are very strong in the IT infrastructure services and we have been focusing extremely strongly in the domestic market over the last few years on software and consulting. We also launched, few quarters back the concept of total outsourcing, whereby we completely manage the customers IT infrastructure, IT software on an end to end basis. So we have seen good performance from Wipro Infotech right through this year. This quarter is no different, we have had a good robust performance in terms of 17% growth on year on year basis in terms of revenue. We’ve seen good profit growth in at 39% year on year. We have won a significant contract this is typically keeping up to our run rate of winning one significant total outsourcing contract per quarter from a multinational energy company in India and this is a 5 year contract, all comprehensive and actually integrates both our IT outsourcing practice, as well as our BPO practice. From a solution business perspective, not only are we focusing on the large enterprise segments which cover all verticals, but we are also strongly focusing on the S and D segment, in India not only with respect to hardware and PC’s, but also with respect to software. We have developed a lot of templatized solutions around S and D to address the S and D market and we are building extremely strong traction here. Its an exciting market- the domestic market over the last couple 20 years in the domestic market. And that is beginning to show dividends.
NDTV:
Could I request you to give us some statistics here rather than the overall situation as it looks like? How many clients do you expect to add in the March quarter? 1,2 ? and give us the size of the clients . If you can be specific about if they produce 30, million 40 million, 50 million what do they produce?
Suresh Vaswani:
Are you talking from the Wipro Infotech perspective, or the Wipro Technologies perspective? Can you just repeat that question?
NDTV
Specifically how many clients do you plan to add in the coming quarter, and what’s the size of these clients? Can you give us a specific number on it?
Suresh Vaswani:
See, I cant give you a specific number primarily because of client confidentiality issues. But very clearly you will see that the clients we have acquired in the last quarter, you will see them playing out in the next 2 quarters. You won’t see them in the next quarter, but the quarter after next you will see revenue kind of impacting in the quarters after that. But typically if you look at the spaces that they are, typically what we have done is we have won in integrated deals which look at the complete back office of these companies which includes procurement, financial accounts and HR and that has been our sweet spot.
NDTV
Gentlemen we are running out of time. Thanks very much.